UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549s

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2023

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On September 19, 2023, Maris-Tech Ltd. (the “Registrant”) issued a press release titled “Maris-Tech Receives New Order for $234,000 from a Governmental Agency for the Development of a Customized Solution for Intelligence-Gathering Applications,” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

The first three paragraphs and the section titled “Forward-Looking Statement Disclaimer” in the press release are  incorporated by reference into the Registrant’s Registration Statement on Form S-8 (Registration No. 333-262910) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release dated September 19, 2023, titled “Maris-Tech Receives New Order for $234,000 from a Governmental Agency for the Development of a Customized Solution for Intelligence-Gathering Applications.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: September 20, 2023	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

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